Filed pursuant to Rule 433
Registration No. 333-225325
September 5, 2018
PRICING TERM SHEET

Issuer:	AEP Transmission Company, LLC
Expected Ratings*:	A2 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings A- (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series J, due 2048
Principal Amount:	$325,000,000
Maturity:	September 15, 2048
Coupon:	4.25%
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	March 15, 2019
Treasury Benchmark:	3.125% due May 15, 2048
Treasury Yield:	3.071%
Reoffer Spread:	T+ 118 basis points
Yield to Maturity:	4.251%
Price to Public:	99.982% of the principal amount thereof
Transaction Date:	September 5, 2018
Settlement Date:	September 7, 2018 (T+2)
Redemption Terms: Make-whole call:	Prior to March 15, 2048 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after March 15, 2048 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00115A AJ8 / US00115AAJ88
Joint Book-Running Managers:	Goldman Sachs & Co. LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC, toll-free at 1-866-471-2526, Mizuho Securities USA LLC, toll-free at 1-866-271-7403, MUFG Securities Americas Inc., toll-free at 1-877-649-6848 or SunTrust Robinson Humphrey, Inc., toll-free at 1-800-685-4786.